Exhibit 99.1

Canopy Growth Completes First Legal Medical Cannabis Export from Canada to the United States

SMITHS FALLS, ON, Oct. 9, 2018 /CNW/ - Marking a major milestone in cannabis history, Canopy Growth Corporation (TSX: WEED) (NYSE: CGC) ("Canopy Growth" or the "Company") has completed a legal transfer of cannabis products to a research partner in the United States. To the Company's knowledge, this transfer is the first export of legal cannabis products from Canada to the United States pursuant to an import permit issued by the federal United States Drug Enforcement Administration (DEA). The shipment was completed for the sole purpose of supporting medical research and development.

Canopy Growth Completes First Legal Medical Cannabis Export from Canada to the United States (CNW Group/Canopy Growth Corporation)

Currently, sources of federally regulated cannabis in the United States are limited in scope and genetic diversity. Canopy Growth believes that it can add value to the market and enable the development of rigorous testing standards for products, while advancing the understanding of the risks and benefits of medical cannabis. The advancement of this research stands to serve Americans, Canadians and those around the world who may benefit from legal, approved cannabis based medical treatments.

While this export is a major achievement for the Company, in keeping with its philosophy around the globe, Canopy Growth strongly supports legal production at the domestic level over ongoing exports. With this in mind, the Company is excited at the potential of bringing its commitment to legal, GMP/GPP produced cannabis operations to the United States but only through federally legal means.

"The United States presents a unique market opportunity and as the most established cannabis business in the world we, in turn, offer a unique ability to advance standardization, IP development, and clinical research that can improve the understanding and legal application of cannabis and cannabinoids," said Mark Zekulin, President and Co-CEO, Canopy Growth. "By engaging in the market through federally legal means and with the right partners, we can create a US-based centre of expertise while also supporting our rapidly expanding global business."

Canopy Growth and its subsidiaries Canopy Health Innovations (CHI) and Spectrum Cannabis have developed a strong research program spanning human and animal health. Today's announcement builds onto our continued commitment to IP development and subsequent commercialization of cannabis-based medicines through clinical research.

Here's to Future Growth (through research).

About Canopy Growth Corporation
Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

The Company has operations in 12 countries across five continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 4.3 million square feet of production capacity, including over 500,000 square feet of GMP certified production space. For more information visit www.canopygrowth.com.

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to US market participation and/or the establishment of US-based operations. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the opening of stores; planning of unveiling events; product availability; and such risks contained in the Company's Management Information Circular dated August 22, 2018 and annual information form dated June 28, 2018 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

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SOURCE Canopy Growth Corporation

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%CIK: 0001737927

For further information: Caitlin O'Hara, Media Relations, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Investor Relations, Tyler Burns, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122; Director: Bruce Linton, tmx@canopygrowth.com

CO: Canopy Growth Corporation

CNW 06:30e 09-OCT-18